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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

ALLSTREAM INC.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: August 1, 2003	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

Allstream Reports Second Quarter(1) 2003
Financial And Operating Results

Achieves Second Quarter EBITDA(2) of $69.1 Million
and Income From Operations of $41.2 Million
Generates Cash of $73.1 Million and Ends Quarter With $248.3 Million in Cash on Hand
Launches New Brand Three Months Ahead of Schedule
Completes Network Support Agreement With AT&T

Allstream will hold a teleconference call at 5:00 p.m. eastern time today to discuss its second quarter 2003 results. Those wishing to participate should call 1.416.640.1907 ten minutes prior to the start time. A webcast of the call is also available from the Company's website, www.allstream.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 1.416.640.1917, pass code 21008497#.

Toronto, July 31, 2003 — Allstream Inc. (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today reported financial and operating results for the second quarter 2003.

Q2 Financial and Operating Results

Revenue

  •
  Revenues for the three months ended June 30, 2003, were $336.6 million, compared to $384.9 million in the same period of 2002, and $353.3 million in the first quarter of 2003. Long Distance revenues represent 37% of total revenue down from 38% in the same period last year and the previous quarter. Revenues from all other products including Local, Data, Internet, and IT Services represented 63% of total revenue in the current quarter versus 62% in each of the second quarter 2002, and the first quarter of 2003.

  •
  Revenue from Data and Internet in the quarter of $149.2 million declined by $20.5 million or 12.1% from the same quarter in 2002, and $9.3 million or 5.9% compared to last quarter. The Company experienced growth in next generation data services and managed network hosting and security services, however softness in enterprise and wholesale demand, pricing pressures in certain legacy product categories, and weakness in IT Services revenue resulted in the overall decline.

  •
  Local revenue in the quarter of $57.5 million declined by $2.2 million or 3.7% as local access lines in service decreased by 41,817 from the second quarter last year to 514,311, reflecting the strategic re-positioning of the Company's local services business to focus on profitable local line growth. The percentage of these lines that are either on-net or on-switch increased to 55% from 52% in the same period last year. Compared to the first quarter, local revenue increased by $0.6 million or 1.0%.

  •
  Revenue from long distance services in the quarter of $124.6 million declined by $22.4 million or 15.2% from the same period last year, the result of an 8.4% reduction in average price per minute, and a 6.8% decrease in minute volume. Compared to the first quarter, long distance services revenue declined by $9.3 million or 6.9%, the result of a 4.5% reduction in average price per minute, and a 2.4% decrease in minute volume.

EBITDA

  •
  The Company's earnings before interest, taxes, depreciation and amortization (EBITDA as outlined in the attached supplementary financial information schedule) for the quarter totaled $69.1 million, including $4.4 million of re-branding costs, an improvement of $18.6 million from the second quarter of 2002. This increase in EBITDA is primarily due to lower SG&A expense of $11.5 million as the effect of the Company's efficiency initiatives exceeded re-branding costs. In addition, the gross margin improvement of 710 basis points to 41.9% of revenue contributed $7.1 million. This improvement in gross margin was the result of lower settlement costs, lower service costs from operating efficiency gains, regulatory savings, and the Company's emphasis on higher margin products and services, partially offset by lower revenues.

  •
  Compared to the first quarter of the year, second quarter EBITDA increased by $2.8 million or 4.2%, the result of a $3.6 million improvement in gross margin, partially offset by a $0.8 million increase in SG&A expenses, including the re-branding costs noted above.

Income From Operations

  •
  Income from operations for the quarter totaled $41.2 million, the fourth consecutive quarter that the Company and its predecessor has recorded positive income from operations. The $1,355.6 million improvement from the loss from operations of $1,314.3 million in the second quarter of 2002, was primarily due to the write-down in the carrying value of property plant and equipment and goodwill, and from workforce reduction and restructuring costs. Also contributing to the improvement were lower depreciation and amortization costs of $63.2 million as a result of the capital asset write-down, and from increased EBITDA of $18.6 million.

  •
  Compared to the first quarter of 2003, income from operations increased by $4.7 million. This change was the result of the $2.8 million increase in EBITDA, and $13.8 million from reduced depreciation and amortization expense, reduced by the reversal of workforce reduction costs and provision for restructuring of $11.8 million recorded last quarter.

Net Income

  •
  Allstream's Net Income for the quarter totaled $24.4 million, compared to a Net Loss of $1,353.4 million in the same period last year. This $1,377.8 million improvement was primarily the result of increased income from operations of $1,355.6 million. Also contributing to the improvement in Net Income was a reduction in net interest expense, partially offset by a reduction in the non-cash foreign currency translation gain, both the result of the Company emerging from its restructuring on April 1, 2003 with no long term debt.

  •
  Net income in the second quarter of $24.4 million compares to $229.8 million in the first quarter. Contributing to this change was improved income from operations of $4.7 million and an increase in the provision for income taxes of $17.7 million. The remainder of the change is due to factors that with completion of the Company's restructuring are no longer relevant, including the non-cash foreign currency translation gain, and the reduction in net interest expense and reorganization costs.

Provision For Income Taxes

  •
  The Income Statement for the current quarter includes a Provision for Income Taxes of $17.7 million. This charge does not give rise to any cash income tax liability, as the Company was able to begin to utilize its over $1.8 billion in tax loss carry-forwards to offset it. The rules for fresh start accounting require that the utilization of tax loss carry- forwards from predecessor companies be recorded as contributed surplus on the balance sheet. Absent this accounting treatment requirement, as there is no cash tax payable due to the utilization of the loss carry-forward, net income would otherwise be increased by the amount of the tax provision.

Liquidity

  •
  At June 30, 2003 Allstream had cash on hand of $248.3 million, generating cash of $73.1 million in the quarter. This increase in cash can be attributed to operating profitability, to a partial recovery of Competitive Digital Network Access regulatory credits, a return to normal payment terms with a major supplier, and to continued strong management of working capital.

"Our financial performance in the quarter exceeded our expectations, and confirms we are delivering on our pledge to build shareholder value by driving our business to generate earnings and cash flow. Our strong liquidity position provides us with the financial flexibility to respond to opportunities as they arise," said John McLennan, Allstream Vice Chairman and Chief Executive Officer. "During the quarter we delivered a flawless launch of our new brand Allstream three months ahead of schedule. In addition, we have recently completed an important series of new network support agreements that defines our strong ongoing commercial relationship with AT&T."

John MacDonald, Allstream President and Chief Operating Officer, added, "With the launch of our new brand Allstream, we have re-affirmed our commitment to being an innovative, agile and responsive partner in delivering solutions that support our customer's complex business applications. Our new corporate brand is much more than changing our name and logo, it's about establishing a corporate identity that reflects who we are and what we stand for in the eyes of our customers, employees and other stakeholders. We are confident that we can deepen our competitive position in the Canadian marketplace as a leading communication solutions provider by introducing innovative new products and services, and by our continued promise to collaborate with our customers to enhance their ability to compete more effectively."

Outlook(3)

Mr. McLennan made the following remarks with respect to financial guidance for the balance of the year. "We expect to generate revenue for full year 2003 of approximately $1,300 million, reduced from $1,337 million communicated previously. This change reflects the divestiture of our Contour/Argos subsidiaries resulting in the loss of approximately $15 million in revenue per quarter starting in Q3. Industry-wide weakness in enterprise demand continues, and pricing in the Canadian telecommunications marketplace remains extremely competitive across all of our major product lines. However, we believe the opportunity exists for further reductions in regulated costs, that would not only provide benefit in year, but improve our overall cost structure that in the future will make us more competitive across an expanded addressable market. In this environment we are comfortable in increasing EBITDA guidance to a range of $200 to $220 million including re-branding costs, improved from $163 million. And with year to date capital expenditures of about $50 million, we are changing our full year capex guidance to approximately $100 million, reduced from $140 million."

Note: Management Discussion and Analysis and Financial Statements for the three months ended June 30, 2003, including presentation slides that will augment management discussion during the 5:00pm conference call, are available at www.allstream.com/investor/2003.html

Other Developments

Allstream Brand Launch

  •
  On June 18, 2003 the Company launched its new brand identity Allstream Inc., defining itself in the marketplace as a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Montage-DMC eBusiness Services, a division of Allstream, has also adopted the new brand and will be known as Allstream IT Services. Starting on June 26, 2003, Allstream's shares began trading under the symbols ALR.A and ALR.B on the Toronto Stock Exchange, and ALLSA and ALLSB on the Nasdaq National Market System.

Relationship with AT&T

  •
  On July 23, 2003 Allstream announced that it had signed an agreement with AT&T to allow for the continued use of AT&T voice network service features and related technology capabilities. This agreement is consistent with the terms of the commercial agreements previously announced on January 17, 2003. The completion of this agreement maintains an important commercial relationship with AT&T, one of Allstream's most important customers and suppliers. In addition, the two companies are currently in discussion to establish support agreements beyond the term of this agreement.

  •
  Allstream will continue to work very closely with AT&T, while having the flexibility to expand its reach by partnering with other international suppliers. Allstream is focused on servicing multinational companies with global networking requirements, and will also continue to support foreign-based multinationals with networking requirements in Canada.

Regulatory

  •
  During the second quarter, Allstream continued to pursue the change that is necessary to establish balance between incumbent providers and competitive entrants. The Company is encouraged that the CRTC has recognized the need for change and has continued its recent momentum with the issuance of guidelines for carrier access to multi-tenant buildings, its order of enforcement of incumbent service intervals to competitors, and its directive to the incumbents to un-bundle local voice service from high speed internet service. The Company continues to look to the CRTC to enact a timely decision with regard to expanding the breadth of CDNA services subject to cost based pricing.

  •
  On April 15, 2003, Allstream filed a "Part VII" application with the CRTC seeking tariffed access to various next generation telecommunications services being deployed by the incumbent providers, like Gigabit Ethernet. In granting competitor's cost based access to these facilities and services the CRTC would be applying consistent logic with that utilized in granting cost based access for CDNA services.

Sale of Contour Telecom Inc. and Argos Telecom Inc.

  •
  As previously announced, on July 7, 2003 Allstream successfully concluded the sale of its subsidiaries Contour Telecom Inc. and Argos Telecom Inc. to YAK Communications (Canada). The transaction is consistent with Allstream's corporate strategy to focus on its core businesses, and under the terms of the transaction Allstream received approximately $8 million in cash consideration.

(1) On April 1, 2003, AT&T Canada Inc. (the "Predecessor") implemented the Consolidated Plan of Arrangement and Reorganization (the "Plan") and emerged from protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). Pursuant to the Plan, a new parent company ("New AT&T Canada Inc.") was incorporated under the Canada Business Corporations Act (the "Act") and pursuant to Articles of Reorganization dated April 1, 2003 (the "Articles of Reorganization") became the sole shareholder of Predecessor. On June 18, 2003, New AT&T Canada Inc. changed its name to Allstream Inc. (the "Company" or "Allstream"). Accordingly the quarter ended June 30, 2003 is referenced as the Second Quarter of 2003 (calendar), but represents the first reporting quarter of the "New" Company. The quarter ended March 31, 2003 is referenced as the First Quarter of 2003 (calendar), but represents the last quarter of the "Predecessor" Company. Likewise the quarter ended June 30, 2002 is referenced as the Second Quarter of 2002 (calendar).

(2) EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded workforce reduction costs and provision for restructuring, as these items are not expected to be recurring in nature as the Company completed restructuring its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian Generally Accepted Accounting Principles.

(3) The outlook full year 2003 period represents the three months ended March 31, 2003 for the Predecessor Company and the nine months ended December 31, 2003 for the Company.

Note to Investors

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR. The Board of Directors of Allstream reviewed this news release prior to it being issued.

About Allstream

Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the company.

For additional information, please contact:

Media:

May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:

Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

ALLSTREAM INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)
(in thousands of dollars, except per share amounts)
(unaudited)

	Three months ended
	June 30 2003	March 31 2003	June 30 2002
		(Predecessor)	(Predecessor)
Revenue	$336,582	$353,325	$384,857
Expenses:
Service costs	195,663	216,061	251,056
Selling, general and administrative	71,817	70,970	83,318
Workforce reduction costs and provision for restructuring	—	(11,822)	70,526
Write-down of property, plant and equipment and goodwill	—	—	1,203,228
Depreciation and amortization	27,869	41,625	91,074

Income (Loss) from operations	41,233	36,491	(1,314,345)
Other income (expense):
Interest income	2,149	29	2,192
Interest expense	(1,258)	(104,566)	(105,952)
Foreign exchange gain on long-term debt	—	324,076	79,552
Write-down of long-term investments	—	—	(11,855)
Reorganization expenses	—	(26,250)	—
Other income (expense)	—	24	(1,490)

Income (Loss) before provision for income taxes	42,124	229,804	(1,351,898)
Provision for income taxes	(17,742)	—	(1,533)

Income (Loss) for the period	24,382	229,804	(1,353,431)
Retained earnings (Deficit), beginning of period, as previously reported	—	(4,888,505)	(1,683,697)
Adjustment for change in accounting policy for goodwill	—	—	(1,530,767)
Retained earnings (Deficit), end of period	$24,382	$(4,658,701)	$(4,567,895)

Income (Loss) per Share
Basic	$1.22	$2.14	$(13.45)
Diluted	$1.22	$2.14	$(13.45)
Weighted average number of Shares outstanding (in thousands)
Basic	20,000	107,216	100,594
Diluted	20,055	107,216	100,594

- MORE -

ALLSTREAM INC.

Supplementary Financial Information
(in thousands of dollars, except per share amounts)
(unaudited)

	Three months ended
	June 30 2003	March 31 2003	June 30 2002
		(Predecessor)	(Predecessor)
Income (Loss) from operations	$41,233	$36,491	$(1,314,345)
Add:
Depreciation and amortization	27,869	41,625	91,074
Workforce reduction costs and provision for restructuring	—	(11,822)	70,526
Write-down of property, plant and equipment and goodwill	—	—	1,203,228

EBITDA (*)	$69,102	$66,294	$50,483

(*)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded workforce reduction costs and provision for restructuring and as this item is not expected to be recurring in nature as the Company completed restructuring its balance sheet and emerged from protection under the CCAA proceeding on April 1, 2003. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

ALLSTREAM INC.

Consolidated Balance Sheets
(in thousands of dollars)
(unaudited)

	June 30 2003	April 1 2003(1)	June 30 2002
			(Predecessor)
Assets
Current assets:
Cash and cash equivalents	$248,324	$175,230	$425,651
Accounts receivable	158,527	151,794	198,109
Other current assets	32,473	28,695	23,408

	439,324	355,719	647,168
Property, plant and equipment	546,060	557,961	979,655
Other intangible assets	5,379	6,147	6,504
Other assets	14,703	14,402	55,368
Deferred pension asset	—	—	46,373

	$1,005,466	$934,229	$1,735,068

Liabilities and Shareholders' Equity (Deficit)
Current liabilities:
Accounts payable	$21,046	$30,061	$67,532
Accrued liabilities	183,350	135,201	360,951
Income taxes payable	84	472	5,988
Current portion of capital lease obligations	4,339	4,255	2,388

	208,819	169,989	436,859
Long-term debt	—	—	4,550,627
Long-term portion of capital lease obligations	16,592	16,602	19,977
Other long-term liabilities	46,679	46,462	65,216
Deferred pension liability	110,714	120,176	—
Deferred foreign exchange	—	—	71,478
Shareholders' equity (deficit)
Common shares	—	—	1,158,097
Class A Voting and Class B Limited Voting Shares	581,000	581,000	—
Warrants	—	—	709
Contributed surplus	17,280	—	—
Retained earnings (Deficit)	24,382	—	(4,567,895)

	622,662	581,000	(3,409,089)

	$1,005,466	$934,229	$1,735,068

(1)
The Company has amended its fresh start adjustments and the preliminary April 1, 2003 balance sheet, as disclosed in the Predecessor's March 31, 2003 interim financial statements. These adjustments were the result of the resolution of uncertainties surrounding the sale of certain subsidiaries, and contingent liabilities including the settlement of legal claims, customer and supplier disputes.

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ALLSTREAM INC.

Consolidated Statement of Cash Flows
(in thousands of dollars)
(unaudited)

	Three months ended
	June 30 2003	March 31 2003	June 30 2002
		(Predecessor)	(Predecessor)
Cash provided by (used in):
Operating activities:
Income (Loss) for the period	$24,382	$229,804	$(1,353,431)
Adjustments required to reconcile income (loss) to cash flows from operating activities:
Depreciation and amortization	27,869	41,625	91,074
Write-down of long-lived assets	—	—	1,203,228
Write-down of long-term investments	—	—	11,855
Provision for restructuring to be paid in future periods	—	—	63,486
Accretion of senior discount note interest	—	34,220	39,411
Accretion of interest	731	—	—
Amortization of debt issuance costs	—	1,893	2,549
Amortization of deferred gain on termination of cross-currency swaps and forward contracts	—	(7,459)	(2,903)
Stock-based compensation expense	746	—	—
Benefit of tax loss carryforwards	17,280	—	—
Loss on sale of investments	—	—	1,502
Unrealized foreign exchange gain	(90)	(318,530)	(80,551)
Deferred pension charges	2,100	7,752	1,511
Other	(334)	(98)	—

	72,684	(10,793)	(22,269)
Changes in non-cash working capital	16,628	32,452	41,376

Net cash generated by (used in) operating activities	89,312	21,659	19,107
Investing activities:
Disposition of investments, net of disposition costs	—	—	2,200
Additions to property, plant and equipment	(15,794)	(33,227)	(31,602)
(Additions) Dispositions to other assets	—	(16)	(116)

Net cash generated by (used in) investing activities	(15,794)	(33,243)	(29,518)
Financing activities:
Issue of share capital, net of issuance costs	—	—	11,559
Share repurchase cost	—	(150)	—
Termination of cross-currency swaps and forward contracts	—	—	85,504
Debt issue and credit facility costs	—	—	(1,185)
Repayment of capital leases	(229)	(313)	(336)
Increase (Decrease) in other long term liabilities	(285)	—	(187)

Net cash generated by (used in) financing activities	(514)	(463)	95,355
Effect of exchange rate changes on cash	90	(243)	(1,077)

Increase (decrease) in cash and cash equivalents	73,094	(12,290)	83,867
Cash and cash equivalents, beginning of period	175,230	420,542	341,784

Cash and cash equivalents, end of period	$248,324	$408,252	$425,651

Supplemental Information:
Income taxes paid	$1,304	$750	$2,255
Interest paid	$—	$—	$25,509
Pension plan contributions paid	$—	$20,721	$2,017

ALLSTREAM INC.

Selected Statistical and Operational Data

	June 30 2003	March 31 2003	June 30 2002
		(Predecessor)	(Predecessor)
Revenue (in thousands)
Data	$105,528	$112,256	$119,459
Local	57,475	56,912	59,708
Internet & IT Services	43,636	46,179	50,210
Other	5,376	4,111	8,508

	$212,015	$219,458	$237,885
Long Distance	124,567	133,867	146,972

Total	$336,582	$353,325	$384,857
Capital Expenditures	$15,794	$33,227	$31,602
Access lines in service	514,311	530,692	556,128
Full-time employees	3,902	3,964	4,414

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Suite 1600 200 Wellington Street West Toronto, Ontario Canada M5V 3G2 (Address of principal executive offices)
SIGNATURES
Allstream Reports Second Quarter(1) 2003 Financial And Operating Results
Achieves Second Quarter EBITDA (2) of $69.1 Million and Income From Operations of $41.2 Million Generates Cash of $73.1 Million and Ends Quarter With $248.3 Million in Cash on Hand Launches New Brand Three Months Ahead of Schedule Completes Network Support Agreement With AT&T
ALLSTREAM INC. Consolidated Statements of Operations and Retained Earnings (Deficit) (in thousands of dollars, except per share amounts) (unaudited)
MORE
ALLSTREAM INC. Supplementary Financial Information (in thousands of dollars, except per share amounts) (unaudited)
ALLSTREAM INC. Consolidated Balance Sheets (in thousands of dollars) (unaudited)
MORE
ALLSTREAM INC. Consolidated Statement of Cash Flows (in thousands of dollars) (unaudited)
ALLSTREAM INC. Selected Statistical and Operational Data